

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 22, 2017

Via Email
James C. Edgemond
Chief Financial Officer and Treasurer
1040 Spring Street
Silver Spring, MD 20910

Re: **United Therapeutics Corp.**
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 22, 2017
File No. 000-26301

Dear Mr. Edgemond:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance